SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Tax ID (CNPJ) No. 42.150.391/0001-70

Corporate Registry (NIRE) 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE 181st MEETING OF THE FISCAL COUNCIL

HELD ON AUGUST 30, 2019

1.              DATE, TIME AND PLACE: On August 30, 2019, at 10:00 am, via conference call.

2.              CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Meeting convened pursuant to the Internal Regulations of the Fiscal Council, with the attendance of the Directors indicated below. Officer Pedro van Langendonck Teixeira de Freitas, Mr. Guilherme Furtado, and Ms. Lilian Porto Bruno also participated. The Chairman of the Fiscal Council, Mr. Carlos Alberto Rechelo Neto, chaired the meeting and Ms. Isis Azevedo Diniz was the secretary.

3.              AGENDA: After examining the matters on the agenda, the members of the Fiscal Council, within the attributions provided for by Law 6,404/76, as amended, and fulfilling their duties as Audit Committee, in accordance with the rules of the Securities and Exchange Act of 1934, as amended by the Sarbanes-Oxley Act of 2002, resolved on the following matters:

3.1. REVIEW OF THE PROPOSAL FOR CAPITAL BUDGET AND ALLOCATION OF RESULTS OF 2018: Considering the events subsequent to the judicial suspension of the resolution on the dividends related to the fiscal year ended December 31, 2018, the Company’s Management reviewed its forecasts and recommended the payment of the minimum mandatory dividend provided for in the corporate law. The retention of the remaining profit, after other allocations, was justified with capital budget, according to information contained in Exhibit I of the management proposal, which will be submitted for approval by the Extraordinary General Meeting of the Company. The Fiscal Council gave its favorable opinion to the proposal submitted by the Management.

4.              CLOSURE: As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, and, after being read, discussed and found to be in order, were signed by all Directors present at the meeting, by the Chairman and by the Secretary of the Meeting.

São Paulo, SP, August 30, 2019

The above matches the original recorded in the proper book.

_______________________________

Isis Azevedo Diniz

Secretary

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.